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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [x]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ]  No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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            FUTUREMEDIA APPOINTS ROBERT BINGHAM TO BOARD OF DIRECTORS

    BRIGHTON, England, June 28 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European learning communications provider, today announced the appointment of Robert Bingham, founder of the Button Group plc, to the Board of Directors. This appointment brings Futuremedia's Board to a total six directors, of which four are independent directors, maintaining compliance with Sarbanes-Oxley requirements for governance.

    Mr. Jan Vandamme, Chairman of Futuremedia, said, "Robert Bingham brings to Futuremedia a wealth of experience in entrepreneurial leadership. With more than 30 years at the helm of the Button Group, he not only has an extensive knowledge base in graphic design and brand communications, but also in serving clients from multiple industry sectors. I welcome him to the Board of Directors and look forward to working with him on successfully guiding Futuremedia through the integration of its recent acquisitions and the transition to become a stronger, more diversified organization."

    Mr. Bingham is a seasoned graphic design and brand communications executive. He co-founded the Button Group with Susan Bingham in 1975 and has managed the company for more than 30 years. In 1987 Button was purchased by British broadcaster, TVS, and later merged into the Midem Organization. Following the acquisition of Midem by Reed to form the Reed-Midem organization, Robert Bingham served as Chief Executive of Midem. In 1994, the Binghams re-purchased Button from Reed-Midem, and Robert Bingham served as the Chairman and CEO until their son, Tom Bingham acquired the company in 2005 and became Managing Director. Since then, Robert Bingham has served as consultant to Button, working on special projects and in client relations.

    Prior to founding the Button Group, Robert Bingham was employed by two London advertising agencies, Major Michell and Hicks Oubridge. Mr. Bingham received a National Design Diploma in graphic design from St. Martins College of Art.

    About Futuremedia:

    The Futuremedia group of companies is comprised of Futuremedia plc, Open Training AB, ebc and Button. Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit www.futuremedia.co.uk.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the expected benefits that new members of the Board of Directors will bring to the Company; expectations regarding: the expected benefits of acquisitions; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with changes in the Board of Directors and management; risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             06/28/2006
    /CONTACT: US - Corey Kinger or Ashley Zandy, both of Brainerd Communicators, Inc., +1 212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44-7919-564126, info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company

                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date:  June 28, 2006

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